Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Emerging Markets High Dividend Equity Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Emerging Markets High Dividend Equity Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	16,041,815.706	325,165.000	0.000	0.000	16,366,980.706
Patrick W. Kenny	1	16,041,815.706	325,165.000	0.000	0.000	16,366,980.706
Shaun P. Mathews	1	9,539,989.706	6,826,991.000	0.000	0.000	16,366,980.706
Roger B. Vincent	1	16,041,815.706	325,165.000	0.000	0.000	16,366,980.706

Proposal passed.